UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

FC FINANCIAL SERVICES INC.
(Exact name of registrant as specified in its charter)

NEVADA	000-51790	98-040339
(State or other jurisdiction of	(Commission File Number)	(IRS Employer Identification No.)
incorporation)

7075 Place Robert-Joncas
Montreal, Quebec H4M 2Z2
(Address of principal executive offices)

(514) 270-5770
(Issuer's telephone number)

FC FINANCIAL SERVICES INC.

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND
NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF FC FINANCIAL SERVICES INC.

GENERAL

This Information Statement is being mailed commencing on or about October 31, 2006 by FC Financial Services Inc. (the "Company") to holders of record of the Company's voting stock, common stock, par value $0.00001 per share in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Securities and Exchange Commission Rule 14f-1. This Information Statement is being sent as notice of a proposed change in the majority of the directors of the Company's Board of Directors. This Information Statement is being provided for information purposes only. The Company is not soliciting proxies in connection with the matters described in this Information Statement and no vote or other action is required to be taken by the Company's stockholders.

On September 29, 2006 (the “Closing Date”), the Company entered into a share purchase agreement (the “Share Purchase Agreement”) among ICP Solar Technologies Inc. (“ICP”), Sass Peress, the Peress Family Trust, the Sass Peress Family Trust, Eastern Liquidity Partners Ltd., Arlene Ades, and Joel Cohen (collectively the “ICP Stockholders”) Taras Chebountchak and Orit Stolyar (together the “FC Principals”), and 1260491 Alberta Inc., the Company’s wholly owned subsidiary (“Exchangeco”). Under the terms of the Share Purchase Agreement, the Company acquired, through Exchangeco, all of the outstanding shares of ICP.

On the Closing Date, Exchangeco issued to the ICP Stockholders 20,000,000 Class A Exchangeable Shares (the “Exchangeable Shares”) which are convertible into 20,000,000 shares of the Company on the terms and conditions of the exchangeable share support agreement and the voting trust agreement entered into in connection with the Share Purchase Agreement. The Exchangeable Shares were issued on the Closing Date to the ICP Stockholders as follows:

Name of Stockholder	Number and Class of Shares
Eastern Liquidity Partners Ltd.	301,497 Class A Exchangeable Shares
The Sass Peress Family Trust	440,529 Class A Exchangeable Shares
The Peress Family Trust	6,626,787 Class A Exchangeable Shares
Sass Peress	11,222,995 Class A Exchangeable Shares
Arlene Ades	879,706 Class A Exchangeable Shares
Joel Cohen	528,486 Class A Exchangeable Shares

As a condition of the Share Purchase Agreement, the FC Principals caused 4,222,750 of the issued and outstanding shares of the Company held by them to be cancelled and to transfer 20,000,000 of their shares to a trustee (the “Trustee”) to be cancelled in accordance with the terms of the exchange and voting trust agreement. Following the exchange of all of the Exchangeable Shares held by the ICP Stockholders and the cancellation of the 20,000,000 shares held by the Trustee, the ICP Stockholders will hold 20,000,000 of the 29,000,000 shares, or 69% of the Company’s issued and outstanding shares of common stock, as at October 23, 2006.

Following the completion of the Company’s acquisition of ICP, the Company’s business plan is to focus on the development, manufacturing and marketing of the solar power products developed by ICP. ICP manufactures, markets, and sells solar panel based products to the consumer goods, Original Equipment Manufacturers and integrated building materials markets through its distribution channels in over 100 countries.

Board and Officer Appointments

Pursuant to the terms of the Share Purchase Agreement, effective October 30, 2006 Orit Stolyar has resigned as the Company’s Vice President and Secretary and Taras Chebountchak has resigned as the Company’s Chief Executive Officer, Chief Financial Officer, President and Treasurer.

The following individuals were appointed as the officers of the Company effective October 30, 2006:

Name	Offices
Sass Peress	President and Chief Executive Officer
Joel Cohen	Secretary, Treasurer and Chief Financial Officer

Also under the terms of the Share Purchase Agreement, the Company agreed to appoint Sass Peress and Joel Cohen as members of the Board of Directors of the Company and Orit Stolyar agreed to resign as a member of the board of directors resulting in a change in a majority of the Directors. The appointments of Mr. Peress and Mr. Cohen as directors and the resignation of Orit Stolyar will not be effected until at least ten (10) days have passed after this Information Statement has been mailed or delivered to all of the Company’s stockholders in compliance with Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 promulgated thereunder.

Details of the Share Purchase Agreement, the Voting Exchange and Trust Agreement and the Exchangeable Share Support Agreement, each entered into in connection with the Company’s acquisition of ICP, are more particularly described in the Company’s Current Report on Form 8-K filed with the SEC on October 5, 2006.

VOTING SECURITIES AND PRINCIPAL STOCKHOLDERS

1.           Voting Securities of the Company

As of October 23, 2006 (the “Record Date”), there were 29,000,000 shares of the Company’s common stock issued and outstanding. Each share of common stock entitles the holder thereof to one vote on each matter that may come before a meeting of the stockholders.

2.           Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information concerning the number of shares of the Company’s Common Stock owned beneficially as of the Record Date by: (i) each of the Company’s directors; (ii) each of the Company’s named executive officers, and (iii) officers and directors as a group. Unless otherwise indicated, the stockholders listed possess sole voting and investment power with respect to the shares shown:

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of Common Stock(1)
DIRECTORS AND OFFICERS
Common Stock	Taras Chebountchak Director Former CEO, Former CFO, Former President and Former Treasurer 11 Townsgate Dr., PH 6 Thornhill, Ontario, Canada L4J 8G4	708,000 Direct	2.4%

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of Common Stock(1)
Common Stock	Orit Stolyar Director Former Vice-President and Former Secretary 69 Whitney Place Thornhill, Ontario, Canada L4J 6V6	69,250 Direct	*
Common Stock	Sass Peress Chief Executive Officer and President Nominee Director 287 Kindersley Avenue Montreal, Quebec, Canada H3R 1R6	18,290,311(2)(4) Indirect	63.1%
Common Stock	Joel Cohen Chief Financial Officer, Secretary and Treasurer Nominee Director 2800 Cote Vertu, #106 Montreal, Quebec, Canada H4R 2M5	528,486(3) Indirect	1.8%
Common Stock	All Officers and Directors as a Group (4 persons)	19,596,047	67.8%
5% STOCKHOLDERS
Common Stock	Equity Transfer & Trust Company 120 Adelaide St. W., Ste 420 Toronto, Ont. M5H 4C3(4)	20,000,000(4) Direct	69%
Common Stock	Sass Peress Chief Executive Officer and President Nominee Director 287 Kindersley Avenue Montreal, Quebec, Canada H3R 1R6	18,290,311(2)(4) Indirect	63.1%

Notes

*	Represents less than 1%
(1)

Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of Common Stock actually outstanding on the date of this Information Statement. As of October 23, 2006, we had 29,000,000 shares of Common Stock issued and outstanding.

(2)	Consists of 18,290,311 Class A Exchangeable Shares of 1260491 Alberta Inc. held by the following: 440,529 shares held by The Sass Peress Family Trust, Sass Peress as Trustee under the Sass Peress Family Trust has voting and investment power over the shares, (ii) 6,626,787 shares held by The Peress Family Trust, Sass Peress as Trustee under The Peress Family Trust has voting and investment power over the shares; and (iii) 11,222,995 shares by Sass Peress. The 18,290,311 Class A Exchangeable Shares are exchangeable into 18,290,311 shares of the Company on the terms and conditions of the Exchange and Voting Trust Agreement, see Note 4 below.
(3)

Consists of 528,486 Class A Exchangeable Shares of 1260491 Alberta Inc. held by Mr. Cohen, which are exchangeable into 528,486 shares of the Company on the terms and conditions of the Exchange and Voting Trust Agreement, see Note 4 below.

(4)

Equity Transfer & Trust Company holds 20,000,000 shares of the common stock of the Company (the “Trust Shares”) as trustee pursuant to the terms of the Exchange and Voting Trust Agreement dated September 29, 2006 between the Company, the Company’s wholly owned subsidiary 1260491 Alberta Inc., Sass Peress, the Peress Family Trust, the Sass Peress Family Trust, Eastern Liquidity Partners Ltd., Arlene Ades, and Joel Cohen (collectively the “Beneficiaries”), Taras Chebountchak and Orit Stolyar. Under the terms of the Exchange and Voting Trust Agreement between the parties dated September 29, 2006, the Trust Shares are to be cancelled as each Class A Exchangeable Share of 1260491 Alberta Inc. is exchanged by the Beneficiaries for shares of the Company. Until the Class A Exchangeable Shares are exchanged and the Trust Shares are cancelled, the voting rights to the Trust Shares are beneficially held by the Trustee for the Beneficiaries as follows: (i) 301,497 Trust Shares held by Eastern Liquidity Partners Ltd., (ii) 440,529 Trust Shares held by The Sass Peress Family Trust, (iii) 6,626,787 Trust Shares held by The Peress Family Trust, (iv) 11,222,995 Trust Shares held by Sass Peress, (v) 879,706 Trust Shares held by Arlene Ades, and (vi) 528,486 Trust Shares held by Joel Cohen.

3.           Changes in Control

On the Closing Date, the Company reserved for issuance 20,000,000 shares of its common stock for issuance to holders of the Exchangeable Shares on the terms and conditions of the Exchangeable Shares and the FC Principals caused 4,222,750 of the issued and outstanding shares of the Company held by them to be cancelled. As a condition of the Share Purchase Agreement, the FC Principals transferred 20,000,000 of their shares to a trustee (the “Trustee”) to be cancelled in accordance with the terms of the exchange and voting trust agreement. Following the exchange of all of the Exchangeable Shares held by the ICP Stockholders and the cancellation of the 20,000,000 shares held by the Trustee, the ICP Stockholders will hold 20,000,000 of the 29,000,000 shares or 69% of the Company’s issued and outstanding shares of common stock as at the Record Date.

Pursuant to the terms of the Share Purchase Agreement, effective October 30, 2006, Orit Stolyar has resigned as the Company’s Vice President and Secretary and Taras Chebountchak has resigned as the Company’s Chief Executive Officer, Chief Financial Officer, President and Treasurer. On October 30, 2006, Sass Peress has been appointed as the Company’s President and Chief Executive Officer and Joel Cohen has been appointed as the Company’s Secretary, Treasurer and Chief Financial Officer to fill the vacancies created by the resignations of Ms. Stolyar and Mr. Chebountchak in those capacities.

Under the terms of the Share Purchase Agreement, Sass Peress and Joel Cohen will be appointed as members of the Board of Directors of the Company and Orit Stolyar will resign as a member of the board of directors, resulting in a change in a majority of the Directors. The appointments of Mr. Peress and Mr. Cohen as directors and the resignation of Orit Stolyar as a member of the board of directors will not be effected until at least ten (10) days have passed after this Information Statement has been mailed or delivered to all of the Company’s stockholders.

DIRECTORS AND EXECUTIVE OFFICERS

The following tables set forth information regarding the Company’s current executive officers and directors and the proposed executive officers and directors of the Company:

Directors:

Name of Director	Age
Taras Chebountchak (current)	36
Orit Stolyar (current)	33
Sass Peress (nominee)	46
Joel Cohen (nominee)	34

Executive Officers:
Name of Officer	Age	Position
Sass Peress	46	President and Chief Executive Officer
Joel Cohen	34	Secretary, Treasurer and Chief Financial Officer

Set forth below is a brief description of the background and business experience of each of the listed executive officers and directors for at least the past five years.

Taras Chebountchak, Director

Mr. Chebountchak has been a member of our Board of Directors since our inception on November 19, 2003. Mr. Chebountchak also served as our President, Treasurer and Chief Executive Officer from inception to October 30, 2006. Since May 1998, Mr. Chebountchak has also been president and a director of First Class Financial Services Inc. located in Concord, Ontario. First Class Financial Services is engaged in the business of processing prospective car buyers' loan applications and placing them with financial institutions. Since July 2000, Mr. Chebountchak has been secretary, treasurer and a director of Ardent Mines Limited, a Nevada corporation engaged in mining exploration.

Orit Stolyar, Director

Orit Stolyar has been Vice-President, Secretary, and a member of our Board of Directors from inception to October 30, 2006. Since May 1998, Ms. Stolyar has been chief executive officer, secretary, treasurer, and a director of First Class Financial Services Inc. located in Concord, Ontario. First Class Financial Services is engaged in the business of processing prospective car buyers' loan applications and placing them with financial institutions.

Sass Peress, President, Chief Executive Officer and Nominee Director

Mr. Peress has been our President and Chief Executive Officer since October 30, 2006. Mr. Peress is the Chief Executive Officer of ICP Solar Technologies Inc. (“ICP”). Prior to founding ICP, Peress was the VP of Sales for a market-leading automotive accessory distributor. In 1985, he founded and headed an automotive aftermarket manufacturing company that went on to capture more than 70% of market share within two years. He then founded ICP in 1988 and, as President and CEO, has reshaped ICP within the solar energy industry. With his scientific background and manufacturing experience, he has co-authored much of ICP’s intellectual property. Mr. Peress’ educational background includes studies in health sciences, organic chemistry and finance. He graduated with honors from Concordia University’s MBA International Business Program in Montreal, Canada. Mr. Peress was recently nominated for the Ernst & Young Canadian Entrepreneur of the Year award and is an active member of the Canadian Solar Energy Society and the American Solar Energy Society.

Joel Cohen CFA, Secretary, Treasurer, Chief Financial Officer and Nominee Director

Mr. Cohen has been our Secretary, Treasurer and Chief Financial Officer since October 30, 2006. Mr. Cohen is the Chief Financial Officer of ICP. Mr. Cohen has extensive experience in biotechnology & high tech financings and in financial analysis. Mr. Cohen is a former investment banker at Canaccord Capital, where he specialized in biotechnology financings. He has worked on numerous IPOs, private and public financings for various companies worth over $100 million. Mr. Cohen acts as consultant for various companies both in and out of the technology sector such as Osta Biopharma, a biotechnology company which recently listed on the Canadian TSX venture exchange and where Mr. Cohen was a director and is presently consulting CFO Mr. Cohen has lectured in business valuation in the MBA program at McGill University. Mr. Cohen holds a Bachelor of Commerce degree in Finance from Concordia University and is a Chartered Financial Analyst.

LEGAL PROCEEDINGS INVOLVING DIRECTORS AND EXECUTIVE OFFICERS

The Company is not aware of any legal proceedings to which any current or prospective director, officer, affiliate of the Company, or owner of more than five percent of the Company’s Common Stock (beneficially or of record) is a party adverse in interest to the Company. The Company is also not aware of any legal proceedings to which any of the Company’s officers or directors is a party adverse in interest to the Company.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

None of the following persons has had any direct or indirect material interest in any transaction to which we have been a party since our incorporation or in any transaction to which we are proposed to be a party, other than the transactions consummated relating to the Share Purchase Agreement:

(a)	any director or officer;
(b)	any proposed nominee for election as a director;
(c)	any person who beneficially owns, directly or indirectly, shares carrying more than 5% of the voting rights attached to the Company's common stock; or
(d)	any relative or spouse of any of the foregoing persons, or any relative of such spouse, who has the same house as such person or who is a director or officer of any parent or subsidiary.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company’s executive officers and directors and persons who own more than 10% of a registered class of the Company’s securities (the “Reporting Persons”) to file reports of ownership and changes in ownership with the SEC. The Reporting Persons are required by SEC regulations to furnish the Company with copies of all forms they file pursuant to Section 16(a). Based solely on a review of such reports received by the Company, the Company believes that, during the last fiscal year, all Reporting Persons complied with all Section 16(a) filing requirements applicable to them.

Audit Committee and Charter

The Company’s audit committee is comprised of all of its board of directors. Audit committee functions are performed by the board of directors. None of the directors are deemed independent. All directors also hold positions as the Company’s officers. A copy of the Company’s audit committee charter is filed as an exhibit to the Company’s Form 10-KSB for the year ended November 30, 2005.

Disclosure Committee and Charter

The Company has adopted a disclosure committee charter a copy of the charter is filed as an exhibit to the Company’s Form 10-KSB for the year ended November 30, 2005. The Company’s disclosure committee is comprised of all of its officers and directors. The purpose of the committee is to provide assistance to the Chief Executive Officer and the Chief Financial Officer in fulfilling their responsibilities regarding the identification and disclosure of material information about us and the accuracy, completeness and timeliness of the Company’s financial reports.

EXECUTIVE COMPENSATION AND STOCK OPTIONS

During the last fiscal year, no plan or non-plan compensation was awarded to, earned by or paid to any officers or directors of the Company, no stock options or stock appreciation rights were granted to any officers or directors of the Company, no officers or directors exercised any stock options or stock appreciation rights and no awards were made to any officers or directors of the Company under any long term incentive plans.

SECURITY HOLDER COMMUNICATIONS WITH THE BOARD OF DIRECTORS

The Company has not provided any separate process for communicating with the Board of Directors. Communications to the Board of Directors may be directed to the Company at the address and telephone number set out on the cover page to this Information Statement.

MEETINGS OF DIRECTORS

There were no meetings of the Board of Directors during the last full fiscal year and all actions taken by the Board of Directors were taken by consent resolution.

NOMINATION AND APPOINTMENT OF DIRECTORS

It is anticipated that the appointment of Mr. Peress and Mr. Cohen as directors of the Company will be made by a consent resolution of the Company’s directors. As such, the stockholders of the Company will not be given an opportunity to recommend additional or alternative candidates for the Company’s Board of Directors.

OTHER INFORMATION

The Company is subject to the information and reporting requirements of the Securities Exchange Act of 1934 and, in accordance with that Act, files periodic reports, documents and other information with the SEC relating to its business, financial statements and other matters. These reports and other information may be inspected and are available for copying at the offices of the SEC, Room 1580, 100 F Street NE, Washington D.C. 20549 and are available on the SEC’s website at www.sec.gov.

BY ORDER OF THE BOARD OF DIRECTORS

FC FINANCIAL SERVICES INC.

Dated: October 31, 2006

/s/ Joel Cohen
__________________________________
JOEL COHEN
Chief Financial Officer, Secretary and Treasurer